Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(in thousands, except per share amounts)

	Year ended December 31,
	2004	2003	2002
	(as restated)	(as restated)	(as restated)
Basic
Net income	$5,483	$5,093	$3,835

Shares:
Average common shares outstanding	8,925	8,840	8,831

Basic earnings per common share	$0.61	$0.58	$0.43

Assuming full dilution
Net income	$5,483	$5,093	$3,835

Shares:
Average common shares outstanding	8,925	8,840	8,831
Potentially dilutive common shares outstanding	351	48	20
Diluted average common shares outstanding	9,276	8,888	8,851

Diluted earnings per common share	$0.59	$0.57	$0.43

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and additionally in 2002, warrants issued in conjunction with the initial public offering.